UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Funko, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

361008105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361008105

1.	Name of Reporting Person Fifth Street Station LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 39,929,863 shares of the Issuer’s Class A Common Stock outstanding as of November 2, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 361008105

Item 1(a)		Name of Issuer. Funko, Inc. (the “Issuer”)
Item 1(b)		Address of Issuer’s Principal Executive Offices. 2802 Wetmore Avenue, Everett, WA 98201
Item 2(a)		Name of Person Filing.

Fifth Street Station LLC (the “Reporting Person”)

Item 2(b)		Address of Principal Business Office or, if none, Residence. The address of the principal business office of the Reporting Person is:

505 Fifth Avenue South Suite 900 Seattle, WA 98104

Item 2(c)		Citizenship.

Delaware

Item 2(d)		Title of Class of Securities. Class A Common Stock, $0.0001 par value
Item 2(e)		CUSIP Number. 361008105

Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 361008105

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:
.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

After directly acquiring beneficial ownership of more than 5% of the outstanding shares of the Issuer’s Class A Common Stock in 2018, as initially reported in the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on September 4, 2018, the Reporting Person ceased to have direct or indirect beneficial ownership of more than 5% of the outstanding shares of the Issuer’s Class A Common Stock by December 31, 2021. As of December 31, 2021, the Reporting Person owned no shares of the Issuer’s Class A Common Stock.

(b)	Percent of Class:

As of December 31, 2021, the Reporting Person was deemed to be the beneficial owner of 0.0% of the Issuer’s outstanding Class A Common Stock. This percentage is calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Securities Exchange Act of 1934, and based on an aggregate total of 39,929,863 shares of the Issuer’s Class A Common Stock outstanding as of November 2, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 4, 2021.

(c)	Number of shares as to which the person has:

(i).	Sole power to vote or to direct the vote:	0

(ii).	Shared power to vote or to direct the vote:	0

(iii).	Sole power to dispose or to direct the disposition of:	0

(iv).	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP No. 361008105

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 361008105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022	FIFTH STREET STATION LLC

	By:	Cercano Management LLC
	Its:	Investment Manager

	By:	/s/ Elizabeth Bernstein
Elizabeth Bernstein, Vice President